

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2014

Via E-mail
Paul Falco
Chief Executive Officer and Chairman
Cellular Concrete Technologies, Inc.
100 Pacifica Drive, Suite 130
Irvine, CA 92618

>   **Re: Cellular Concrete Technologies, Inc.**
>   **Form 8-K**
>   **Filed July 15, 2013**
>   **Form 10-K for Fiscal Year Ended March 31, 2013**
>   **Filed July 3, 2013**
>   **File No. 000-54612**

Dear Mr. Falco:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Russell Mancuso
>
>   Russell Mancuso
>   Branch Chief

cc (via e-mail): Russell C. Weigel, III, P.A.